UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

GW Pharmaceuticals plc Reports 2013 Q4 and Full Year Financial Results

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. GMT-

London, UK, 19 November 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announces its preliminary results for the fourth quarter and the year ended 30 September 2013.

2013 HIGHLIGHTS:

•                  Initial public offering on the NASDAQ Global Market completed in May 2013 raising total net proceeds before expenses of $30.7m (£19.8m)

•                  Two U.S.-targeted Sativex® Phase 3 pivotal programs advanced in 2013

•                  Cancer Pain: two pivotal Sativex Phase 3 trials in recruitment

•                  First Phase 3 top-line results expected in H2 2014

•                  Data intended to lead to a New Drug Application (NDA) filing with the U.S. Food and Drug Administration (FDA)

•                  Multiple Sclerosis (MS): Phase 3 Investigational New Drug (IND) application opened with the FDA for Sativex in the treatment of MS spasticity

•                  Special Protocol Assessment (SPA) to be requested prior to anticipated start of Phase 3 trial in 2014

•                  All Sativex Phase 3 clinical trials targeted at FDA approval are fully funded by U.S. partner, Otsuka

•                  Sativex U.S. patent position further strengthened through two additional U.S. Notices of Allowance

•                  Sativex now approved in 22 countries (ex-U.S) as a treatment for MS spasticity

•                  In-market sales by partners increased by 25%

•                  Commercial launch in Italy in July 2013

•                  Germany pricing agreement reached in September 2013

•                  Recommendation for approval in France in October 2013

•                  On-going commercial launches in planning over next 12 months

•                  New Sativex data presented at ECTRIMS in October 2013

•                  Expansion of epilepsy research program through commencement of a new orphan pediatric epilepsy program for Epidiolex® (purified extract of Cannabidiol, or CBD)

•                  FDA orphan drug designation granted by FDA for Epidiolex in Dravet syndrome

•                  Seven physician-led INDs granted by FDA to treat 125 pediatric epilepsy patients in the U.S. with Epidiolex

•                  Epidiolex pediatric epilepsy clinical trials in planning for 2014

•                  Additional epilepsy pipeline candidate, GWP42006 (Cannabidivarin or CBDV), commenced Phase 1 trial in September 2013

•                  Significant clinical activity for GW’s other cannabinoid pipeline product candidates, including:

•                  Positive preliminary data reported from a Phase 2a exploratory clinical trial of the novel cannabinoid medicine GWP42004 in type-2 diabetes with a Phase 2 dose ranging trial expected to commence in early 2014

•                  Phase 2 trial of GWP42003 for the treatment of ulcerative colitis on-going with data expected in the first half of 2014

•                  Phase 2 trial of GWP42003 for the treatment of schizophrenia expected to commence in the first half of 2014

•                  Phase 1b/2a trial of THC:CBD for the treatment of glioma commenced in November 2013

Financial Highlights

•                  Total revenue for 2013 of £27.3m ($44.2m) compared to £33.1m in 2012. 2012 revenues included a £9.8m milestone receipt compared to £0.3m milestone income in 2013.

•                  Net loss after tax for 2013 of £4.5m ($7.4m) compared to a profit after tax of £2.5m in 2012, which primarily reflected the impact of the £9.8m milestone payment received last year.

•                  Cash and cash equivalents at 30 September 2013 of £38.1m ($61.6m) compared to £29.3m as at 30 September 2012.

“This was a transformative year for GW with the successful completion of an IPO on NASDAQ, progress with two Phase 3 programs for Sativex in the United States, and the emergence of a new exciting orphan development program in childhood epilepsy,” stated Justin Gover, GW’s Chief Executive Officer. “We believe that the Company is poised to meet a number of significant clinical, regulatory and commercial milestones for GW investors. These include Phase 3 data from our U.S.-focused pivotal Sativex trials, further Sativex commercial launches and sales growth, progress of the new orphan epilepsy program in the U.S., and further advancement of several other cannabinoid pipeline candidates.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2013 financial results today at 8:00 a.m. ET / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0-800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13572702.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)

Jonathan Fassberg / Todd James	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900
James Steel / Vijay Barathan

2013 Fourth Quarter and Full Year Financial Results

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 15 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 22 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain intended to support the submission of a New Drug Application (NDA) for Sativex in cancer pain with the U.S. Food and Drug Administration (FDA) and in other markets around the world. Additionally, GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and has opened a Phase 3 Investigational New Drug (IND) application with the FDA to conduct a Phase 3 clinical trial to evaluate Sativex for the treatment of MS spasticity that is also intended to lead to a future NDA.

Beyond Sativex, GW has a deep pipeline of additional cannabinoid product candidates, including a new notable orphan program in childhood epilepsy for Epidiolex® (CBD) as well as a follow-on epilepsy CBDV product candidate. GW’s pipeline also includes distinct clinical-stage product candidates targeting type-2 diabetes, ulcerative colitis, glioma and schizophrenia.

NASDAQ Listing

In 2013, GW successfully completed a U.S. initial public offering on the NASDAQ Global Market (Nasdaq) issuing 3,500,000 American Depository Shares (ADSs) at a price to the public of $8.90 per ADS. Each ADS represents 12 ordinary shares of 0.1p each (“Ordinary Shares”) in the capital of the Company. After the offering, the underwriters exercised part of their over-allotment option, purchasing a further 178,000 ADSs from the Company. Total net proceeds before expenses were $30.7m. The ADSs trade on Nasdaq under the symbol “GWPH”. The Company’s Ordinary Shares continue to trade on the London Stock Exchange’s AIM market for listed securities under the ticker “GWP”. The Nasdaq listing was an important strategic and transformational event for GW as it has significantly increased GW’s profile amongst the U.S. investment community, as evidenced by numerous new institutional U.S. specialist healthcare investors participating in the IPO and new sell-side research analysts providing coverage of GW.  The funds raised further strengthened GW’s financial position and, in particular, will enable the Company to advance the clinical development of several of its cannabinoid pipeline products as well as expand its manufacturing facilities in preparation for the future U.S. launch of Sativex.

The Nasdaq listing has also led to a substantial improvement in the liquidity of GW’s shares. The daily volume of shares traded has increased from approximately 80,000 per day to an average volume of almost 1 million shares per day.

Sativex in Cancer Pain

Pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. This program represents the lead target indication for Sativex in the U.S. and is being conducted under an IND consisting of three clinical trials, the first two of which are expected to enrol 760 patients in total and are intended to support the submission of an NDA with the FDA and in other markets around the world. The two pivotal Phase 3 trial protocols mirror GW’s Phase 2b trial of Sativex with respect to patient population and treatment duration, and employ a primary efficacy endpoint that yielded statistically significant results in favor of Sativex in both Phase 2 trials. GW anticipates that top-line results from at least one of the Phase 3 trials will be available towards the end of 2014 with the second study reporting results shortly thereafter. The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in MS

According to the World Health Organization, MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for such spasticity, and it is widely recognized that currently available oral treatments afford only partial relief and have unpleasant side effects. Sativex offers the prospect of treating patients who have failed existing oral therapies and who might otherwise require invasive and costly alternative treatment options.

Sativex is currently approved as a treatment for MS spasticity in 22 countries, including 17 countries in Europe. The medicine is currently available on prescription in the UK, Spain, Germany, Canada, Denmark, Norway, Israel, Austria, Poland, Sweden, Italy and Finland. This medicine is also approved in a further 8 European countries, as well as Australia, New Zealand and Kuwait.

GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and has recently opened a Phase 3 IND with the FDA to conduct a pivotal Phase 3 trial to evaluate Sativex for the treatment of MS spasticity. GW expects to submit a request to the FDA for Special Protocol Assessment (“SPA”) for the proposed U.S. Phase 3 trial, following which the trial is expected to commence in 2014. As with the U.S. Phase 3 cancer pain development program, the costs of the Phase 3 MS program are to be fully funded by Otsuka.

In 2013, GW continued to achieve expansion of Sativex availability in Europe through the commercial launch in Italy by GW’s partner Almirall. The medicine is reimbursed by the Italian authorities as a Class H (hospital dispensed) medicine. The reimbursed price of the medicine granted by the authorities in Italy is consistent with the reimbursed Sativex price in Spain. In addition to this launch, Sativex has been recommended for approval in France as a result of the successful closing of the European Mutual Recognition Procedure. GW expects additional commercial launches over the coming year.

In Germany, following an arbitration panel decision in March 2013 by the German National Association of Statutory Health Insurance Funds (“GKV-SV”) to impose a price reduction on Sativex sales, a revised agreement was reached between our partners, Almirall, and the GKV-SV in September 2013 for an increase to the previously reduced price. This revised price is acceptable to both Almirall and GW and ensures the long term availability of Sativex in Germany, a market in which an estimated 4,000 patients are already taking the medicine.

In the UK, Sativex was rescheduled in March 2013 into Schedule 4, Part 1 of the Misuse of Drugs Act, reflecting the UK government view that Sativex has a low potential for abuse and low risk of diversion. This new less restrictive scheduling means that Sativex can be prescribed in the UK with no restriction on supply, recording, storage or destruction.

New Data Presented at ECTRIMS

Positive clinical data on Sativex was presented at the 29th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (“ECTRIMS”) in Copenhagen, Denmark, including at a Sativex satellite symposium attended by approximately 1,200 people. Data from a 12 month, placebo-controlled study of Sativex in patients with MS confirmed the reassuring safety profile and tolerability of Sativex and provided further evidence of long-term efficacy.

A study conducted in Germany to evaluate the effects of Sativex on driving ability showed no adverse effects on driving ability (no significant changes vs. baseline in a battery of computerized tests). In this study, MS spasticity and spasms also improved and the treatment was well tolerated. As part of our post-approval risk management plan, patient registries in the UK, Germany and Spain have recruited approximately 700 patients to date without signals of new tolerability/safety concerns. In total, approximately 19,000 patient/years of safety data have now been generated without new relevant pharmacovigilance issues emerging.

Strengthened Sativex Patent Position

During 2013, GW advanced Sativex marketing exclusivity through two additional Notices of Allowance (NOA) from the United States Patent and Trademark Office (USPTO). These NOAs are for U.S. Application Serial Number 13/606,742, a patent application directed to the spray device of its Sativex product formulation, and U.S. Application Serial Number 13/607,897, a patent which protects delivery of its Sativex product formulation. A Notice of Allowance is issued after the USPTO makes a determination that a patent can be granted from an application. GW’s intellectual property portfolio includes multiple patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets. GW’s granted patents and pending applications (if they were to issue) in the U.S. relating to Sativex would expire on various dates between 2021 and 2026, excluding possible patent term extensions.

Sativex Collaboration Partners

GW has entered into five separate collaboration agreements for Sativex with major pharmaceutical companies. Each agreement provides the respective partner with exclusive rights in a defined geographic territory to commercialize Sativex in all indications, while GW retains the exclusive right to manufacture and supply Sativex to such partners on commercial supply terms for the duration of the commercial life of the product. Details of the commercial partners and their respective geographic rights are as follows:

Otsuka Pharmaceutical Co. Ltd	United States
Novartis Pharma AG	Australia, New Zealand, Asia (excluding Japan, China, Hong Kong), Middle East (excluding Israel) and Africa
Almirall S.A	European Union (excluding the UK) and E.U. accession countries, Switzerland, Norway, Turkey and Mexico.
Bayer HealthCare AG	UK and Canada
Neopharm Group	Israel

Cannabinoid Platform Pipeline

In addition to Sativex, GW is developing other product candidates based on the Company’s proprietary cannabinoid platform.

CBD for intractable pediatric epilepsy emerging as a new orphan development program

GW has carried out a significant amount of pre-clinical research into cannabinoids in the treatment of epilepsy over the last 5 years. GW’s activities in the field of epilepsy have significantly accelerated in 2013 with the emergence of a new epilepsy orphan development program featuring a liquid formulation of highly purified CBD extract for which the trademark Epidiolex® has been registered. This program has gained increasing momentum as a result of significant interest among U.S. pediatric epilepsy specialists and patient organizations in the potential role of CBD in treating intractable childhood epilepsy, with initial focus on two orphan conditions, Dravet and Lennox-Gastaut syndromes. The current status of this orphan program is as follows:

•                  GW’s pre-clinical research into cannabinoids in the treatment of epilepsy has yielded data on two highly promising cannabinoid product candidates, CBD and CBDV, both of which have reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. These cannabinoids have also shown the ability to treat seizures in acute models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs.

•                  In 2013, a total of seven expanded access INDs have been granted by the FDA to U.S. clinicians to allow treatment of approximately 125 pediatric epilepsy patients with GW’s Epidiolex. A small number of patients are already being treated and the majority are expected to commence treatment in the coming months after receipt of the necessary DEA site licenses. GW is aware of further interest from additional U.S. physicians to host similar INDs. GW’s ability to respond to these INDs results from the extensive pre-clinical and clinical safety information that GW has generated on CBD over several years.

•                  It is the Company’s expectations that these INDs will generate important clinical evidence in the near term to support the potential use of Epidiolex across a number of discrete pediatric epilepsy syndromes.

•                  GW has obtained orphan drug designation from the FDA for Epidiolex in the treatment of Dravet syndrome. We anticipate holding a pre-IND meeting with the FDA in the near future, following which we expect to conduct the first placebo-controlled trial of Epidiolex in Dravet syndrome during 2014.

•                  GW is preparing to submit further orphan designation applications to the FDA in the field of epilepsy.

•                  GW has nine patents or patent applications in relation to CBD and CBDV, and activity is ongoing to further enhance the Company’s proprietary position in this field

Separately, GW’s candidate GWP42006, which features CBDV as the primary cannabinoid, has now entered its first Phase 1 human clinical trial. CBDV has also shown significant promise in pre-clinical studies as a potential treatment for epilepsy.  GW believes that both CBD and CBDV represent important product candidates within the Company’s epilepsy franchise.

Combined, these two epilepsy product candidates represent a new development program that may yield a variety of individual orphan indications and which may provide the Company with significant new market opportunities. This development program is funded completely by GW and GW retains all rights to commercialize any and all products that evolve from this program.

Other Pipeline Programs

GW’s other lead pipeline programs are as follows:

•                  GWP42004, which features THCV as the primary cannabinoid, for the treatment of Type 2 diabetes, for which a Phase 2 dose ranging trial is expected to commence in early 2014. In late 2012, GW reported positive preliminary data reported from a Phase 2a exploratory clinical trial of GWP42004, administered as an oral capsule, in patients with type-2 diabetes which showed consistent evidence of anti-diabetic effects. These findings were consistent with pre-clinical data showing that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

•                  GWP42003, which features CBD as the primary cannabinoid, for the treatment of ulcerative colitis (“UC”), for which a Phase 2 trial is ongoing, with data expected in the first half of 2014. This follows pre-clinical research that has shown GWP42003 to have anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints. In particular, GW’s research has demonstrated potential in the treatment of UC in standard in vivo models.

•                  GWP42003, which features CBD as the primary cannabinoid, for the treatment of schizophrenia, for which a Phase 2 trial is expected to commence in the first half of 2014. GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

•                  Combinations of THC and CBD for the treatment of glioma, for which a Phase 1b/2a trial in patients with Recurrent Glioblastoma Multiforme (GBM) commenced in November 2013. GBM is considered a rare, or orphan, disease by the FDA and the European Medicines Agency. This study follows several years of pre-clinical research which has demonstrated that cannabinoids inhibit the viability of glioma cells both in vitro and in vivo via apoptosis or programmed cell death, may also affect angiogenesis, and have demonstrated tumor growth-inhibiting action and an improvement in the therapeutic efficacy of temozolomide, a standard treatment for glioma.

Board appointments

During the 2013 financial year, the Board of Directors appointed Christopher Tovey to the newly created position of Chief Operating Officer and Cabot Brown as a non-executive director. Mr. Tovey brings a wealth of commercial experience from more than 25 years in the pharmaceutical industry, including most recently as Vice President Global Marketing Operations at UCB Pharmaceuticals. Mr. Brown brings more than 30 years of experience in the financial industry specialising in the health care sector and sits on the Nominations, Audit, and Remuneration Committees.

Summary

This was a transformative year for GW marked by the successful completion of an initial public offering of shares on the Nasdaq to U.S. investors, a major corporate milestone for GW; the advancement of two Phase 3 programs for Sativex in the United States in cancer pain and MS; and the emergence of a new exciting orphan development program in childhood epilepsy. Looking forward, we believe that the Company is poised to meet a number of significant clinical, regulatory and commercial milestones for GW investors. These include Phase 3 data from our U.S.-focused pivotal Sativex trials, further Sativex commercial launches and sales growth, progress of the new orphan epilepsy program in the U.S., and further advancement of several other cannabinoid pipeline candidates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial information contained herein. GW presents its consolidated financial information in pounds sterling and using the recognition and measurement principles of International Financial Reporting Standards, or IFRS, as endorsed by the European Union and as issued by the International Accounting Standards Board, or IASB.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 30 September 2013 and in the Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for the year and 3 months ended 30 September 2013 have been translated into U.S dollars at the rate on 30 September 2013 of $1.6178 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Results of Operations:

Comparison of three month periods ended 30 September 2013 and 30 September 2012:

Revenue

Total revenue for the three months ended 30 September 2013 was £7.1 million, a decrease of £0.5 million compared to the £7.6 million recorded for three months ended 30 September 2012. This net decrease reflects:

•                  £0.7 million decrease in research and development fees to £5.8 million for the three months ended 30 September 2013 from £6.5 million for the three months ended 30 September 2012. This decrease reflects the conclusion of the Otsuka-funded research collaboration on 30 June 2013.

•                  £0.2 million increase in Sativex product sales revenues to £1.0 million for the three months ended 30 September 2013 from £0.8 million for the three months ended 30 September 2012. This reflects increased deliveries of Sativex inventory to commercial partners in the three months ended 30 September 2013.

•                  No change in license, collaboration and technical access fees - with £0.3 million being recorded for each of the three month periods ended 30 September 2013 and 30 September 2012.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 30 September 2013 were 30% higher than in the three months ended 30 September 2012.

Cost of sales

Cost of sales for the three months ended 30 September 2013 was £0.4 million, an increase of £0.1 million, compared to £0.3 million for the three months ended 30 September 2012. This increase reflects the increased volume of Sativex product shipped to partners in the period ended 30 September 2013.

Research and development expenditure

Total research and development expenditure for the three months ended 30 September 2013 of £9.2 million was consistent with the £9.2 million for the three months ended 30 September 2012.

Management and administrative expenses

Management and administrative expenses for the three months ended 30 September 2013 of £1.0 million was £0.3 million higher than the £0.7 million for the three months ended 30 September 2012. This reflected the combined effects of increases in management and administrative expenses of £0.3 million, driven by incremental costs associated with being a U.S. publicly listed company offset by a reversal of £0.2 million of share-based payment charges previously recognized as a result of management not having met a non-market vesting condition linked to 25% of the long term incentive plan grant that was due to vest in July 2013.

Tax

The tax credit was £0.7 million for the three months ended 30 September 2013, an increase of £0.4 million from £0.3 million in the three months ended 30 September 2012. The current period reflects an increase in the research and development tax credit claim the Group expects to submit at year-end in respect of research and development expenditure incurred.

Comparison of full years ended 30 September 2013 and 2012:

Revenue

Total revenue for the year ended 30 September 2013 decreased by 18% to £27.3 million compared to £33.1 million for the year ended 30 September 2012. This reduction was driven by a variety of factors, as explained below:

•                  Sativex product sales revenue declined by £0.4 million, or 14%, to £2.2 million for the year ended 30 September 2013 when compared to the year ended 30 September 2012. Whilst sales volumes of Sativex shipped to partners increased by 51%, this increase was offset by a £1.1 million provision for rebates expected to be due to Almirall following the adverse German pricing decision in March 2013. It also reflects the continuing effect of an amendment to the Almirall supply agreement signed last year under which we received a new £9.8 million milestone and also agreed to reduce the supply price charged to Almirall in the near term until after Sativex cancer pain approval is achieved.

•                  Research and development fees increased by £4.1 million, or 21%, to £23.6 million for the year ended 30 September 2013 compared to the year ended 30 September 2012. This reflected increased charges to our partners, principally Otsuka, for fees we have incurred in conducting our joint research plans, for which our partners reimburse us under the terms of our license and collaboration agreements. Further discussion regarding the joint research plan activities is included within the research and development expenditure section below.

•                  License, collaboration and technical access fees of £1.3 million recorded in the year ended 30 September 2013 were consistent with the £1.3 million recorded in the year ended 30 September 2012.

•                  Development and approval milestone fees decreased by £9.5 million, or 97%, to £0.3 million for the year ended 30 September 2013 compared to £9.8 million for the year ended 30 September 2012. Development and approval milestone fees consist of milestone payments due to us from Sativex partners under the terms of our agreements. Development and approval milestone payments of £0.3 million during the year ended 30 September 2013 resulted from a single milestone payment received from Almirall upon agreement of Italian pricing and reimbursement approval for Sativex.

Sativex in-market sales volumes sold by GW’s commercial partners for the year ended 30 September 2013 were 25% higher than in the year ended 30 September 2012.

Cost of sales

Cost of sales increased by £0.4 million, or 52%, to £1.2 million for the year ended 30 September 2013 compared to £0.8 million for the year ended 30 September 2012. This increase was due to the 51% growth in the volume of Sativex vials shipped to partners during the year ended 30 September 2013 as compared to 2012.

Segmental results

In Note 3, a segmental analysis of our business is provided showing the income statement split into the three business segments of the Group: Sativex Commercial, Sativex R&D and Pipeline R&D.

The Sativex Commercial business generated a segmental result of £3.0 million (2012: £14.1 million) from product sales, milestones and licence fee revenues received from commercial partners.

Investment in Sativex R&D was £23.7 million (2012: £18.4 million), of which £19.3 million (2012: £14.1 million) was Otsuka funded Phase 3 cancer pain expenditure. The remaining £4.4 million (2011: £4.3 million) was funded by GW.

Investment in Pipeline R&D was £9.2 million (2012: £9.9 million), of which Otsuka funded £4.3 million (2012: £5.4 million). The remaining £4.9 million (2012: £4.5 million) was funded by GW.

Research and development expenditure

Total research and development expenditure increased by £5.1 million, or 19%, to £32.7 million for the year ended 30 September 2013, from £27.6 million for year ended 30 September 2012. The £5.1 million increase resulted from a £4.1 million increase in partner-funded research and development, linked to the Otsuka-funded Phase 3 cancer pain clinical programme, and a £1.0 million increase to GW-funded R&D linked to progressing our product pipeline.

Management and administrative expenses

Management and administrative expenses increased by £0.1 million, or 4%, to £3.8 million for the year ended 30 September 2013 compared to £3.7 million for the year ended 30 September 2012. This reflected the combined effects of increases in management and administrative expenses of £0.3 million, driven by incremental costs associated with being a U.S. publicly listed company offset by a reversal of £0.2 million of share-based payment charges previously recognized as a result of management not having met a non-market vesting condition linked to 25% of the long term incentive plan grant that was due to vest in July 2013.Interest expense

Interest expense of £0.1 million for the year ended 30 September 2013 represents a £0.1 million increase compared to the year ended 30 September 2012. This expense relates to a finance lease arrangement we entered into in June 2013 to fund the build-out of new research and development laboratory space.

Interest income

Interest income of £0.2 million for the year ended 30 September 2013 was consistent with the £0.2 million for the year ended 30 September 2012.

Tax

Our tax credit increased by £4.6 million, or 365%, to £5.8 million for the year ended 30 September 2013 compared to £1.2 million for the year ended 30 September 2012.  This credit consists of:

•                  Recognition of a £2.0 million research and development tax credit claimed and received in early 2013 from the UK tax authority in respect of the year ended 30 September 2012.

•                  Accrual for an expected research and development tax credit claim of £2.9 million in respect of the year ended September 30, 2013.  We expect to submit this claim in the next 2-3 months and this claim is subject to agreement by Her Majesty’s Revenue and Customs.

•                  Recognition of a net deferred tax asset of £0.9 million arising from the expected utilization of brought forward corporation tax trading losses which we intend to utilize to offset against future trading profits by GW Pharma Ltd., our principal commercial trading subsidiary.

Research and development tax credits recognized vary depending on our available tax losses, the eligibility of our research and development expenditure and the level of certainty relating to the recoverability of the claim.

Profitability

Loss before tax for the year ended 30 September 2013 was £10.4 million (2012: £1.2 million profit). This is in line with guidance.

This loss was decreased by the research and development tax credit, resulting in a post-tax loss for the year of £4.5 million (2012: £2.5 million profit).

Liquidity

Cash flow

The Group recorded a net cash inflow for the year of £8.7 million (2012: £0.8 million inflow).

Net cash flow from operating activities decreased by £9.3 million, or 24%, to a £7.5 million outflow for the year ended 30 September 2013 compared to a £1.8 million inflow for the year ended 30 September 2012. This decrease was primarily driven by a £9.5 million reduction in development milestone receipts, a £0.3 million reduction in Sativex product sales, a £1.0 million increase in GW-funded research and development, a £0.9 million increase in cash used for working capital partially offset by a £2.4 million increase in research and development tax receipts.

The net cash outflow from investing activities increased by £1.0 million to £2.1 million for the year ended September 30, 2013 from £1.1 million for the year ended 30 September 2012, principally reflecting an increase in capital expenditure of £0.9 million during the year ended 30 September 2013 as we invested in expanding and upgrading our manufacturing and research laboratory facilities.

Net cash inflow from financing activities increased by £18.3 million for the year ended 30 September 2013 as a result of the receipt of £18.1 million of net proceeds from our IPO on Nasdaq in May 2013.

Financial Position

The Group’s cash position comprises cash balances together with amounts held on short term deposit totalling £38.1 million (2012: £29.3 million).

Inventories as at 30 September 2013 of £4.7 million (2012: £3.5 million) consists of finished goods, consumable items and work in progress and is stated net of provision for inventories of £1.6 million (2012: £2.1 million). During the year ended 30 September 2013, the provision for inventories has reduced by £0.5 million, resulting in a credit to the income statement. The provision release in the year ended 30 September 2013 reflects increased sales of Sativex and a decrease in the volume of inventory expected to expire prior to use. The remaining increase in inventories was due to continued growing of plant materials at a higher rate than it is being used for commercial production. This provision is calculated in accordance with the inventory accounting policy set out in Note 2.

Trade receivables and other current assets at 30 September 2013 were £1.7 million (2012: £1.6 million), comprising £0.6 million (2012: £0.8 million) of trade receivables (from sales of Sativex) and £1.1 million (2012: £0.8 million) of other receivables, accrued income and prepayments.

At 30 September 2013 the Group had received £1.9 million (2012: £1.1 million) of advance payments for research activities to be carried out on behalf of Otsuka in the next six months. This has been disclosed as an advance payment received, within deferred revenue due within one year.

Deferred licence, collaboration and technical access fee income amounts to £10.2 million (2012: £11.5 million) and represents the balance of non-refundable Sativex licence agreement and technical access fees. £1.3 million (2012: £1.4 million) is shown as due within one year and £8.9 million (2012: £10.1 million) is shown as due after more than one year and. These will be recognised as revenue in future periods.

Average headcount of the Group for the year was 188 (2012: 177). The increase in staff numbers reflects the expansion of operations necessary to support the commercial growth of Sativex and the increasing levels of research and development activity for both Sativex and our pipeline of promising product candidates.

2014 Guidance:

We expect Sativex sales revenues to return to growth in 2014 as in-market sales volumes by our partners continue to grow and as they progress additional launches in new territories. Under the Otsuka license agreement, we are entitled to receive a $5 million milestone payment upon first patient entry into the planned Phase 3 MS spasticity trial.

Total R&D expenditure will continue to increase as the first two Phase 3 cancer pain trials progress towards completion, the third cancer pain trial gathers momentum and as we initiate the planned US-targeted MS Phase 3 trial. All of these activities will be funded by our partner, Otsuka.

The principal use of proceeds from the Nasdaq listing was primarily to allow the Company to invest further in the clinical development of our product pipeline and to fund commercial production facilities in preparation for Sativex US launch. As a result of our strengthened financial position, GW-funded R&D expenditure can be expected to increase by 40-50% as we progress our current Phase 1 and Phase 2 trials program and initiate a new clinical development plan for Epidiolex. In addition, the cash outflow associated with capital expenditure is expected to increase from £2 million this year to approximately £6 million in 2014 as we expand our extraction and manufacturing facilities in preparation for US commercialisation.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 22 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional clinical-stage cannabinoid product candidates targeting epilepsy (including an orphan pediatric epilepsy program), type 2 diabetes, ulcerative colitis, glioma and schizophrenia. For further information, please visit www.gwpharm.com.

Cautionary statement

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, timing of clinical trials and data, relevance of GW products commercially available and in development, size of market opportunities, and development and regulatory clearance of GW’s products. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the NASDAQ offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Consolidated income statement

For the year ended 30 September 2013

		Year ended		Year ended		Year ended
		30 September		30 September		30 September
	Notes	2013		2013		2012
		$000’s		£000’s		£000’s
Revenue	3	44,158		27,295		33,120
Cost of sales		(2,064)		(1,276)		(839)
Research and development expenditure	4	(52,897)		(32,697)		(27,578)
Management and administrative expenses		(6,135)		(3,792)		(3,660)
Operating (loss)/profit		(16,938)		(10,470)		1,043
Interest expense		(104)		(64)		(1)
Interest income		288		178		200
(Loss)/profit before tax		(16,754)		(10,356)		1,242
Tax	6	9,395		5,807		1,248
(Loss)/profit for the year		(7,359)		(4,549)		2,490
(Loss)/earnings per share
- basic	7	(4.9	)c	(3.0	)p	1.9	p
- diluted	7	(4.9	)c	(3.0	)p	1.8	p

All activities relate to continuing operations.

The Group has no gains or losses other than those shown above and therefore no separate statement of recognised income and expense has been presented.

GW Pharmaceuticals plc

Consolidated income statement

For the three months ended 30 September 2013

	Three months ended		Three months ended		Three months ended
	30 September		30 September		30 September
	2013		2013		2012
	$000’s		£000’s		£000’s
Revenue	11,521		7,121		7,587
Cost of sales	(567)		(351)		(302)
Research and development expenditure	(14,827)		(9,165)		(9,182)
Management and administrative expenses	(1,684)		(1,041)		(693)
Operating loss	(5,557)		(3,436)		(2,590)
Interest payable	(31)		(19)		—
Interest income	108		67		59
Loss on ordinary activities before taxation	(5,480)		(3,388)		(2,531)
Tax credit on ordinary activities	1,191		736		320
Loss on ordinary activities after taxation	(4,289)		(2,652)		(2,211)
Loss per share
- basic	(2.4	)c	(1.5	)p	(1.7	)p
- diluted	(2.4	)c	(1.5	)p	(1.7	)p

GW Pharmaceuticals plc

Consolidated balance sheet

As at 30 September 2013

		30 September	30 September	30 September
	Notes	2013	2013	2012
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets - goodwill		8,429	5,210	5,210
Property, plant & equipment		8,859	5,476	2,432
		17,288	10,686	7,642
Current assets
Inventories	8	7,541	4,661	3,537
Deferred tax asset		1,447	895	—
Taxation recoverable		4,692	2,900	820
Trade and other receivables	9	2,804	1,733	1,588
Cash and cash equivalents		61,588	38,069	29,335
		78,072	48,258	35,280
Total assets		95,360	58,944	42,922
Current liabilities
Trade and other payables	10	(15,272)	(9,440)	(9,114)
Obligations under finance leases	12	(162)	(100)	—
Deferred revenue	11	(5,146)	(3,181)	(2,449)
		(20,580)	(12,721)	(11,563)
Non-current liabilities
Obligations under finance leases	12	(3,082)	(1,905)	—
Deferred revenue	11	(14,424)	(8,916)	(10,127)
Total liabilities		(17,506)	(23,542)	(21,690)
Net assets		57,274	35,402	21,232

Equity
Share capital	13	288	178	133
Share premium account		135,903	84,005	65,947
Other reserves		32,654	20,184	20,184
Retained earnings		(111,571)	(68,965)	(65,032)
Shareholders’ funds		57,274	35,402	21,232

This announcement was approved by the Board of Directors on 18 November 2013.

GW Pharmaceuticals plc

Consolidated statement of changes in equity

For the year ended 30 September 2013

	Share capital	Share premium account	Other reserves	Retained earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s

At 1 October 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	81	—	—	81
Share-based payment	—	—	—	1,009	1,009
Profit for the year	—	—	—	2,490	2,490

Balance at 30 September 2012	133	65,947	20,184	(65,032)	21,232
Issue of share capital	45	19,725	—	—	19,770
Expense of new equity issue	—	(1,670)	—	—	(1,670)
Exercise of share options	—	3	—	—	3
Share-based payment	—	—	—	616	616
Loss for the year	—	—	—	(4,549)	(4,549)

Balance at 30 September 2013	178	84,005	20,184	(68,965)	35,402

GW Pharmaceuticals plc

Consolidated cash flow statement

For the year ended 30 September 2013

	Year ended	Year ended	Year ended
	30 September	30 September	30 September
	2013	2013	2012
	$000’s	£000’s	£000’s

(Loss)/profit for the year	(7,359)	(4,549)	2,490
Adjustments for:
Interest expense	104	64	1
Interest income	(288)	(178)	(200)
Tax	(9,395)	(5,807)	(1,248)
Depreciation of property, plant and equipment	1,600	989	754
Net foreign exchange (gains) / losses	(40)	(25)	(202)
(Decrease)/increase in allowance for doubtful debts	(42)	(26)	26
Decrease in inventory provision	(857)	(530)	(1,300)
Share-based payment charge	997	616	1,009

	(15,280)	(9,446)	1,330
Increase in inventories	(961)	(594)	(813)
(Increase) / decrease in trade receivables and other assets	(175)	(108)	609
(Decrease) / increase in trade and other payables and deferred revenue	(246)	(152)	247

Cash (used in)/generated by operations	(16,662)	(10,300)	1,373
Research and development tax credits received	4,582	2,832	428

Net cash (outflow)/inflow from operating activities	(12,080)	(7,468)	1,801

Investment activities
Interest received	270	167	258
Purchases of property, plant and equipment	(3,629)	(2,243)	(1,318)

Net cash outflow from investing activities	(3,359)	(2,076)	(1,060)

Financing activities
Proceeds on exercise of share options	5	3	81
Proceeds of new equity issue	31,984	19,770	—
Expenses of new equity issue	(2,702)	(1,670)	—
Interest paid	(104)	(64)	(1)
Proceeds from finance leases	364	225	—
Capital element of finance leases	(18)	(11)	(7)

Net cash from financing activities	29,529	18,253	73
Effect of foreign exchange rate changes	40	25	202
Net increase in cash and cash equivalents	14,130	8,734	1,016

Cash and cash equivalents at beginning of year	47,458	29,335	28,319

Cash and cash equivalents at end of year	61,588	38,069	29,335

1. General information

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 September 2013 or 2012, for the purpose of the Companies Act 2006, but is derived from those financial statements. Statutory financial statements for 2013, on which the Group’s auditors have given an unqualified report which does not contain statements under s. 498(2) or (3) of the Companies Act 2006, will be filed with the Registrar of Companies by 31 March 2014. Statutory financial statements for 2012 have been filed with the Registrar of Companies. The Group’s auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group’s financial statements for the year ended 30 September 2013.

The financial information for the three-month periods ended 30 September 2013 and 2012 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 30 September 2013 and in the Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for the year and 3 months ended 30 September 2013 have been translated into U.S dollars at the rate on 30 September 2013 of $1.6178 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 18 November 2013.

2. Accounting policies

The principal Group accounting policies are summarised below.

Going Concern

The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the twelve month period from the date of signing these financial statements when considering going concern. They have also considered the Group’s business activities, the key policies for managing financial risks and the key factors affecting the likely development of the business in 2014. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 30 September each year. Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies of the entity concerned, generally accompanying a shareholding of more than one half of the voting rights.

Intangible Assets — Goodwill

Goodwill arising in a business combination is recognised as an asset at the date that control is acquired.  Goodwill is measured as the excess of the sum of consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the net of the acquisition date amounts of the identifiable assets and liabilities assumed.

Goodwill is not amortised but is tested for impairment at least annually.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognises revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below.

The Group’s revenue arises from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include non-refundable up-front license and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur, and revenue from the supply of products. For these agreements, total arrangement consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions.  The then allocated consideration is recognised as revenue in accordance with the principles described below.

The percentage of completion method is used for a number of revenue streams of the Group.  For each of the three years ended 30 September 2013, there were no discrete events or adjustments which caused the Group to revise its previous estimates of completion associated with those revenue arrangements accounted for under the percentage of completion method.

Product Sales

Revenue from the sale of products is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group no longer has effective control over the goods sold, the amount of revenue and costs associated with the transaction can be measured reliably, and it is probable that the Group will receive future economic benefits associated with the transaction. Product sales have no rights of return.

The Group maintains a rebate provision for expected reimbursements to our commercial partners in circumstances in which actual net revenue per vial differs from expected net revenue per vial as a consequence of, as an example, ongoing pricing negotiations with local health authorities.

The amount of our rebate provision is based on, amongst other things, monthly unit sales and in-market sales data received from commercial partners and represents management’s best estimate of the rebate expected to be required to settle the present obligation at the end of the reporting period. Provisions for rebates are established in the same period that the related sales are recorded.

Licensing Fees

License fees received in connection with product out-licensing agreements, even where such fees are non-refundable, are deferred and recognised over the period of the license term.

Collaboration Fees

Collaboration fees are deferred and recognised as services are rendered based on the percentage of completion method.

Technical Access Fees

Technical access fees represent amounts charged to licensing partners to provide access to, and to commercially exploit data that the Group possesses or which can be expected to result from Group research programmes that are in progress. Non-refundable technical access fees that involve the delivery of data that the Group possesses and that permit the licensing partner to use the data freely and where the Group has no remaining obligations to perform are recognised as revenue upon delivery of the data.  Non-refundable technical access fees relating to data where the research programme is on-going are recognised based on the percentage of completion method.

Development and Approval Milestone Fees

Development and approval milestone fees are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

Research and Development Fees

Revenue from partner funded contract research and development agreements is recognised as research and development services are rendered. Where services are in-progress at period end, the Group recognises revenues proportionately, in line with the percentage of completion of the service. Where such in-progress services include the conduct of clinical trials, the Group recognises revenue in line with the stage of completion of each trial so that revenues are recognised in line with the expenditures.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Research and Development

Expenditure on research and development activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group’s development activities is recognised only if the following conditions are met:

•                  an asset is created that can be identified

•                  it is probable that the asset created will generate future economic benefits, and

•                  the development cost of the asset can be measured reliably.

The Group has determined that regulatory approval is the earliest point at which the probable threshold can be achieved. All research and development expenditure incurred prior to achieving regulatory approval is therefore expensed as incurred.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Cost includes materials, direct labour, depreciation of manufacturing assets and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is the estimated selling price, less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

If net realisable value is lower than the carrying amount, a write down provision is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventories manufactured prior to regulatory approval are capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. At the point when a high probability of regulatory approval is obtained, the provision is adjusted appropriately to adjust the carrying value to expected net realisable value, which may not exceed original cost.

Adjustments to the provision against inventories manufactured prior to regulatory approval are recorded as a component of research and development expenditure.  Adjustments to the provision against commercial product related inventories manufactured following achievement of regulatory approval are recorded as a component of cost of goods.

Taxation

The tax expense represents the sum of the tax currently payable or recoverable and deferred tax.

The tax payable or recoverable is based on taxable profit for the year.  Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.  The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.  Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited in other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(Loss)/earnings per Share

Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares held in the GW Pharmaceuticals All Employee Share Scheme (the “ESOP”) during the year to satisfy employee share awards.

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of shares held in the ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options or warrants where the inclusion of these would not be antidilutive.

Share-based Payment

Equity-settled share-based payments to employees and others providing similar services are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date of grant.

3. Business Segments

Information reported to the Group’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•                  Sativex Commercial:  The Sativex Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to multiple sclerosis.  Sativex Commercial segment revenues include product sales, licensing, collaboration, and technical access fees, and development and approval milestone fees.

•                  Sativex Research and Development:  The Sativex Research and Development segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase 3 clinical development program of Sativex for use in treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the United States and we intend to pursue an additional clinical development program for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programs. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•                  Pipeline Research and Development:  The Pipeline Research and Development segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes an orphan childhood epilepsy program as well as other product candidates in Phase 1 and 2 clinical development for glioma, ulcerative colitis, Type 2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 2. Segment result represents the result of each segment without allocation of share-based payment expenses and before management and administrative expenses, interest expense, interest income receivable and tax.

No measures of segment assets and segment liabilities are reported to the Board of Directors in order to assess performance and allocate resources.  Intersegment activity has been eliminated. There are no intersegment sales and all revenue is generated from external customers.

For the Year Ended 30 September 2013

	Sativex Commercial year ended 2013	Sativex R&D year ended 2013	Pipeline R&D year ended 2013	Total reportable segments year ended 2013	Unallocated Costs year ended 2013	Consolidated year ended 2013
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue:
Product sales	2,157	—	—	2,157	—	2,157
Research and development fees	—	19,333	4,261	23,594	—	23,594
Licence, collaboration and technical access fees	1,294	—	—	1,294	—	1,294
Development and approval milestone fees	250	—	—	250	—	250

Total revenue	3,701	19,333	4,261	27,295	—	27,295
Cost of sales	(1,276)	—	—	(1,276)	—	(1,276)
Research and development credit/(expenditure)	597	(23,737)	(9,240)	(32,380)	(317)	(32,697)

Segmental result	3,022	(4,404)	(4,979)	(6,361)	(317)	(6,678)

Management and administrative expenses						(3,792)

Operating loss						(10,470)
Interest expense						(64)
Interest income						178

Loss before tax						(10,356)
Tax						5,807

Loss for the year						(4,549)

For the Year Ended 30 September 2012

	Sativex Commercial year ended 2012	Sativex R&D year ended 2012	Pipeline R&D year ended 2012	Total reportable segments year ended 2012	Unallocated costs year ended 2012	Consolidated year ended 2012
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue:
Product sales	2,514	—	—	2,514	—	2,514
Research and development fees	—	14,080	5,420	19,500	—	19,500
Licence, collaboration, and technical access fees	1,294	—	—	1,294	—	1,294
Development and approval milestone fees	9,812	—	—	9,812	—	9,812

Total revenue	13,620	14,080	5,420	33,120	—	33,120
Cost of sales	(839)	—	—	(839)	—	(839)
Research and development credit/(expenditure)	1,300	(18,415)	(9,904)	(27,019)	(559)	(27,578)

Segmental result	14,081	(4,335)	(4,484)	5,262	(559)	4,703

Management and administrative expenses						(3,660)

Operating profit						1,043
Interest expense						(1)
Interest income						200

Profit before tax						1,242
Tax						1,248

Profit for the year						2,490

Geographical analysis of revenue:

	Year ended	Year ended
	30 September	30 September
	2013	2012
	£000’s	£000’s
UK	577	248
Europe (excluding UK)	2,290	12,712
North America	19,508	14,274
Canada	587	436
Asia	4,333	5,450
	27,295	33,120

All revenue and profits before taxation originated in the UK. All assets and liabilities are held in the UK.

4. Research and Development Expenditure

	Year ended	Year ended
	30 September	30 September
	2013	2012
	£000’s	£000’s
GW-funded research and development	9,103	8,078
Development partner-funded research and development	23,594	19,500
Total	32,697	27,578

5. Share-based Payment

Charges for share-based payment have been allocated to the research and development and management and administrative expenses lines of the consolidated income statement as follows:

	Year ended	Year ended
	30 September	30 September
	2013	2012
	£000’s	£000’s

Research and development expenditure	317	559
Management and administrative expenses	299	450
Total charge for the year	616	1,009

6. Tax

	Year ended	Year ended
	30 September	30 September
	2013	2012
	£000’s	£000’s

Current year research and development tax credit	(2,900)	(820)
Adjustments in respect of prior year tax credit	(2,012)	(428)
Recognition of previously unrecognized deferred tax asset	(2,872)	—
Current year utilization of deferred tax assets	1,977	—
Total credit	(5,807)	(1,248)

The UK Corporation tax credit relates to research and development expenditure claimed under the Finance Act 2000.

At 30 September 2013 the Group had tax losses available for carry forward of approximately £33.6m (2012: £40.9m, 2011: £46.0m).  The Group has recognised a deferred tax asset in respect of £4.1m (2012: £nil) of such losses. The Group has not recognised deferred tax assets relating to the remaining carried forward losses, of approximately £29.5m (2012: £40.9m, 2011: £11.4m).  In addition, the Group has not recognised deferred tax assets relating to other temporary differences of £1.7m (2012: £1.3m, 2011: £0.4m). These deferred tax assets have not been recognised as the Group’s management considers that there is insufficient future taxable income, taxable temporary differences and feasible tax-planning strategies to utilise all of the cumulative losses and therefore it is probable that the relevant deferred tax assets will not be realised in full. If future income differs from current projections, this could significantly impact the tax charge or benefit in future periods.

7. Earnings per Share

The calculations of earnings per share are based on the following data:

	2013	2012
	£000’s	£000’s

(Loss)/profit for the year — basic and diluted	(4,549)	2,470

	Number of shares
	2013		2012
	m		m

Weighted average number of ordinary shares	151.5		133.2
Less ESOP trust ordinary shares(1)	—		(0.2)

Weighted average number of ordinary shares for purposes of basic earnings per shares	151.5		133.0
Effect of potentially dilutive shares arising from share options(2)	—		4.5
Weighted average number of diluted ordinary shares for purposes of diluted earnings per share	151.5		137.5
(Loss)/earnings per share - basic	(3.0	)p	1.9	p
(Loss)/earnings per share - diluted	(3.0	)p	1.8	p

(1) As at 30 September 2013, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than 0.1m, and consequently these have not been presented above.

(2) We incurred a loss in the year ended 30 September 2013. As a result, the inclusion of potentially dilutive share options in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, the impact of 6.7 million share options have been excluded from the diluted loss per share calculation for the year ended 30 September 2013.

8. Inventory

	30 September	30 September
	2013	2012
	£000’s	£000’s
Raw materials	180	312
Work in progress	4,101	2,951
Finished goods	380	274
	4,661	3,537

Inventory is stated net of a provision for inventories, calculated in accordance with the accounting policy set out in Note 2. The movement in the provision for inventories is as follows:

	30 September	30 September
	2013	2012
	£000’s	£000’s
Opening balance at 1 October	2,131	3,431
Credited to research and development expenditure	(530)	(1,300)
	1,601	2,131

Inventory with a carrying value of £3.5m is considered to be recoverable after more than one year (2012: £2.3m).

9. Financial Assets

Trade and other receivables

	30 September	30 September
	2013	2012
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	621	784
Provision for impairment – trade receivables	—	(26)
	621	758
Other receivables	763	235
Prepayments and accrued income	349	595
	1,733	1,588

10. Financial Liabilities

Trade and other payables

	30 September	30 September
	2013	2012
	£000’s	£000’s
Trade payables	3,393	4,090
Other taxation and social security	745	587
Other creditors and accruals	5,302	4,437
	9,440	9,114

11. Deferred Revenue

	30 September	30 September
	2013	2012
	£000’s	£000’s
Amounts falling due within one year
Deferred licence, collaboration and technical access fee income	1,294	1,378
Advance payments received	1,887	1,071
	3,181	2,449
Amounts falling due after one year
Deferred licence, collaboration and technical access fee income	8,916	10,127

Deferred licence, collaboration and technical access fee revenues result mainly from the up-front licence fees received in 2005 of £12.0 million from Almirall S.A. (deferred revenue balance as at 30 September 2013 - £5.9 million, and 30 September 2012 - £6.6 million) and collaboration and technical access fees from other Sativex licensees. Amounts deferred under each agreement will be recognised in revenue as discussed in Note 2.

Advance payments received represents payments for research and development activities to be carried out in the next financial year on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

12. Obligations under Finance Leases

	Minimum lease payments
	2013	2012
	£000’s	£000’s

Amounts payable under finance leases:
Within one year	177	—
In the second to fifth years inclusive	861	—
After five years	1,559	—
	2,597	—

Less: future finance charges	592	—

Present value of lease obligations	2,005	—

	Present value of lease payments
	2013	2012
	£000’s	£000’s

Amounts payable under finance leases:
Amounts due for settlement within 12 months	100	—
Amounts due for settlement after 12 months	1,905	—

	2,005	—

All lease obligations are denominated in Sterling. The fair value of the Group’s lease obligations is approximately equal to their carrying amount.

The Group’s obligations under finance leases are generally secured by the lessors’ rights over the leased assets.

13. Share Capital

As at 30 September 2013 the share capital of the Company allotted, called-up and fully paid amounts was as follows:

	2013	2012
	£000’s	£000’s
Allotted, called-up and fully paid
177,521,287 (2012:133,370,354) ordinary shares of 0.1p each	178	133

Changes to the number of ordinary shares in issue have been as follows:

	Number of shares	Total nominal value	Total share premium	Total consideration
		£000’s	£000’s	£000’s
As at 1 October 2012	133,055,154	133	65,866	65,999

Exercise of share options	315,200	—	81	81
As at 30 September 2012	133,370,354	133	65,947	66,080

Issue of new shares	44,136,000	45	18,055	18,100
Exercise of share options	14,933	—	3	3

As at 30 September 2013	177,521,287	178	84,005	84,183

14. Availability of Information

A copy of this statement is available from the company website at www.gwpharm.com or from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ.

Other Events

On November 19, 2013, GW Pharmaceuticals plc issued a press release containing details of a conference call to report its 2013 fourth quarter and full year financial results.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated November 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: November 19, 2013